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(202) 828-3568

sjutkowitz@seyfarth.com
(202) 641-9268

February 3, 2010

VIA EDGAR

Edward M. Kelly, Esq.
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, DC  20549

Re:	India Globalization Capital, Inc.
Post-effective Amendment 5 on Form S-3 to Registration Statement on Form S-1
Filed January 28, 2010
File No. 333-124942

Dear Mr. Kelly:

This letter responds to the request you made in our telephone conversation of February 1, 2010 for India Globalization Capital, Inc.(the “Company”) to file a new post-effective amendment to the above-referenced filing to provide a marked copy of the amendment showing changes from Post-Effective Amendment No. 4 as such a marked copy was inadvertently omitted from the filing of Post-Effective Amendment No. 5.  Concurrent with this letter, we have filed Post-Effective Amendment No. 6 to the Registration Statement (the “Amendment”).  Included in the filing of the Amendment is a marked copy of the Amendment showing cumulative changes from Post-Effective Amendment No. 4.

The Company appreciates the Staff’s comments with respect to the Registration Statement and would like to provide any assistance necessary for the Staff to expedite the review process.  Comments or questions regarding this letter may be directed to the undersigned at (202) 828-3568 or by fax to (202) 641-9268 or to Mark Katzoff of our office at (617) 946-4887 or by fax to (617) 790-5356.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Stanley S. Jutkowitz
Stanley S. Jutkowitz
MAK:alb
cc:           Ram Makunda
Mark A. Katzoff, Esq.